

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2017

John J. Gormally
Chief Executive Officer
Akers Biosciences, Inc.
201 Grove Road
Thorofare, New Jersey 08086

> **Re: Akers Biosciences, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 24, 2017**
> **File No. 333-221746**

Dear Mr. Gormally:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Paik at 202-551-6553 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Joseph Lucosky - Lucosky Brookman LLP